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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 2)*


                               CAPITAL TRUST, INC.
                               -------------------
                                (NAME OF ISSUER)


    CLASS A COMMON STOCK,
  PAR VALUE $0.01 PER SHARE                                 14052H100
------------------------------                            --------------
(TITLE OF CLASS OF SECURITIES)                            (CUSIP NUMBER)



                                DECEMBER 31, 2002
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [x] Rule 13d-1(b)
                               [_] Rule 13d-1(c)
                               [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                                    (Page 1)

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

----------------------------- ------------------------------------           -----------------------------------------------------
CUSIP No.                     14052H100                              13G                               Page 2
----------------------------- ------------------------------------           -----------------------------------------------------
------------------------ ----------------------------------------- ---------------------------------------------------------------
           1             NAMES OF REPORTING PERSONS:               GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         (ENTITIES ONLY):
------------------------ ----------------------------------------------------------------------------------- ---------------------
           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [_]
                                                                                                                       (B) [X]
------------------------ ---------------------------------------------------------------------------------------------------------
           3             SEC USE ONLY

------------------------ ----------------------------------------- ---------------------------------------------------------------
           4             CITIZENSHIP OR PLACE OF ORGANIZATION:     DELAWARE

----------------------------- ----- ---------------------------------------- -----------------------------------------------------
         NUMBER OF             5    SOLE VOTING POWER:                       1,424,474   (1)
           SHARES
                              ----- ---------------------------------------- -----------------------------------------------------
        BENEFICIALLY           6    SHARED VOTING POWER:                     0
          OWNED BY
                              ----- ---------------------------------------- -----------------------------------------------------
            EACH               7    SOLE DISPOSITIVE POWER:                  1,424,474    (1)
          REPORTING
                              ----- ---------------------------------------- -----------------------------------------------------
        PERSON WITH            8    SHARED DISPOSITIVE POWER:                0

------------------------ --------------------------------------------------- -----------------------------------------------------
           9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH         1,424,474    (1)
                         REPORTING PERSON:

------------------------ ----------------------------------------------------------------------------------- ---------------------
          10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                           [_]

------------------------ ----------------------------------------------------------------------------------- ---------------------
          11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                   20.8% (1) (2) (3)
------------------------ ----------------------------------------- ---------------------------------------------------------------
          12             TYPE OF REPORTING PERSON:                 IA

------------------------ ----------------------------------------- ---------------------------------------------------------------

(1) Consists of 1,424,474 shares which may be acquired upon conversion of the securities described in Item 4.

(2) Assumes issuance of 1,424,474 shares upon conversion of the securities described in Item 4.

(3) Based upon 5,425,678 shares outstanding as of May 13, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31,
2003 filed with the Securities and Exchange Commission on May 15, 2003.



                                       2

----------------------------- ------------------------------------           -----------------------------------------------------
CUSIP No.                     14052H100                              13G                               Page 3
----------------------------- ------------------------------------           -----------------------------------------------------

------------------------ ----------------------------------------- ---------------------------------------------------------------
           1             NAMES OF REPORTING PERSONS:               GENERAL MOTORS EMPLOYES GLOBAL GROUP PENSION TRUST
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         (ENTITIES ONLY):
------------------------ ----------------------------------------------------------------------------------- ---------------------
           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [_]
                                                                                                                       (B) [X]
------------------------ ---------------------------------------------------------------------------------------------------------
           3             SEC USE ONLY

------------------------ ----------------------------------------- ---------------------------------------------------------------
           4             CITIZENSHIP OR PLACE OF ORGANIZATION:     NEW YORK

----------------------------- ----- ---------------------------------------- -----------------------------------------------------
         NUMBER OF             5    SOLE VOTING POWER:                       0
           SHARES
                              ----- ---------------------------------------- -----------------------------------------------------
        BENEFICIALLY           6    SHARED VOTING POWER:                     0
          OWNED BY
                              ----- ---------------------------------------- -----------------------------------------------------
            EACH               7    SOLE DISPOSITIVE POWER:                  0
          REPORTING
                              ----- ---------------------------------------- -----------------------------------------------------
        PERSON WITH            8    SHARED DISPOSITIVE POWER:                0

------------------------ --------------------------------------------------- -----------------------------------------------------
           9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH         99,713   (1)
                         REPORTING PERSON:

------------------------ ----------------------------------------------------------------------------------- ---------------------
          10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                           [_]

------------------------ ----------------------------------------------------------------------------------- ---------------------
          11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                   1.8% (1) (2) (3)
------------------------ ----------------------------------------- ---------------------------------------------------------------
          12             TYPE OF REPORTING PERSON:                 EP

------------------------ ----------------------------------------- ---------------------------------------------------------------

(1) Consists of 99,713 shares which may be acquired upon conversion of the securities described in Item 4.

(2) Assumes issuance of 99,713 shares upon conversion of the securities described in Item 4.

(3) Based upon 5,425,678 shares outstanding as of May 13, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31,
2003 filed with the Securities and Exchange Commission on May 15, 2003.



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
----------------------------- ------------------------------------           -----------------------------------------------------
CUSIP No.                     14052H100                              13G                               Page 4
----------------------------- ------------------------------------           -----------------------------------------------------

------------------------ ----------------------------------------- ---------------------------------------------------------------
           1             NAMES OF REPORTING PERSONS:               GMAM GROUP PENSION TRUST II
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         (ENTITIES ONLY):
------------------------ ----------------------------------------------------------------------------------- ---------------------
           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [_]
                                                                                                                       (B) [X]
------------------------ ---------------------------------------------------------------------------------------------------------
           3             SEC USE ONLY

------------------------ ----------------------------------------- ---------------------------------------------------------------
           4             CITIZENSHIP OR PLACE OF ORGANIZATION:     NEW YORK

----------------------------- ----- ---------------------------------------- -----------------------------------------------------
         NUMBER OF             5    SOLE VOTING POWER:                       0
           SHARES
                              ----- ---------------------------------------- -----------------------------------------------------
        BENEFICIALLY           6    SHARED VOTING POWER:                     0
          OWNED BY
                              ----- ---------------------------------------- -----------------------------------------------------
            EACH               7    SOLE DISPOSITIVE POWER:                  0
          REPORTING
                              ----- ---------------------------------------- -----------------------------------------------------
        PERSON WITH            8    SHARED DISPOSITIVE POWER:                0

------------------------ --------------------------------------------------- -----------------------------------------------------
           9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH         1,324,761  (1)
                         REPORTING PERSON:

------------------------ ----------------------------------------------------------------------------------- ---------------------
          10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                           [_]

------------------------ ----------------------------------------------------------------------------------- ---------------------
          11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                   19.6% (1) (2) (3)
------------------------ ----------------------------------------- ---------------------------------------------------------------
          12             TYPE OF REPORTING PERSON:                 EP

------------------------ ----------------------------------------- ---------------------------------------------------------------


(1) Consists of 1,324,761 shares which may be acquired upon conversion of the securities described in Item 4.

(2) Assumes issuance of 1,324,761 shares upon conversion of the securities described in Item 4.

(3) Based upon 5,425,678 shares outstanding as of May 13, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed with the Securities and Exchange Commission on May 15, 2003.

                                  SCHEDULE 13G

Explanatory Note: This Amendment No. 2 is being filed to reflect the transfer by the General Motors Employes Global Group Pension Trust of a portion of the securities of the Issuer held by it to the GMAM Group Pension Trust II.

ITEM 1

(a)     NAME OF ISSUER:

        CAPITAL TRUST, INC., a Maryland corporation.

(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        410 Park Avenue, 14th Floor
        New York, NY 10022

ITEM 2

(a)     NAME OF PERSON FILING:

        (1) General Motors Employes Global Group Pension Trust (the "Global Trust")

        (2)     GMAM Group Pension Trust II (the "GMAM Trust")

        (3)     General Motors Investment Management Corporation ("GMIMCo")

The Global Trust, the GMAM Trust and GMIMCo are referred to herein collectively as the "Reporting Persons." A joint filing agreement of the Reporting Persons is attached hereto as Exhibit I.

(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        (1)     The Global Trust:      c/o State Street Bank and Trust Company
                                       1 Enterprise Drive
                                       North Quincy, MA 02171

        (2)     The GMAM Trust:        c/o JPMorgan Chase Bank
                                       3 Chase MetroTech Center - 5th Floor
                                       Brooklyn, New York 11245

        (3)     GMIMCo:                767 Fifth Avenue
                                       New York, New York 10153



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
(c)     CITIZENSHIP:

        (1)     The Global Trust: New York

        (2)     The GMAM Trust: New York

        (3)     GMIMCo: Delaware

(d)     TITLE OF CLASS OF SECURITIES:

        Class A Common Stock, par value $0.01 per share

(e)     CUSIP NUMBER: 14052H100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                (1) The Global Trust - (f) [x] An employee benefit plan or endowment fund in accordance with Rule
                        13d-1(b)(1)(ii)(F).

                (2) The GMAM Trust - (f) [x] An employee benefit plan or endowment fund in accordance with Rule
                        13d-1(b)(1)(ii)(F).

                (3) GMIMCo - (e) [x] an investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E).

ITEM 4  OWNERSHIP.

The Reporting Persons do not own any Class A Common Stock. Their beneficial ownership results from their ownership of Step Up Convertible Trust Preferred Securities issued by CT Convertible Trust I (and not by the Issuer) (the "Preferred Securities"). The Preferred Securities may be converted into 8.25% Step Up Convertible Junior Subordinated Debentures of the Issuer (the "Debentures") at the rate of one Preferred Security for each $1,000 principal amount of Debentures, and the Debentures are convertible into Class A Common Stock of the Issuer at an initial rate of 85.47 shares per $1,000 principal amount of Debentures, subject to antidilution adjustments.

(a)     Amount Beneficially Owned:

        (1) The Global Trust:      99,713 shares {1}
        (2) The GMAM Trust:        1,324,761 shares{1}
        (3) GMIMCo:                1,424,474 shares{1}

(b) Percent of Class (based upon 5,425,678 shares outstanding as of May 13, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed with the Securities and Exchange Commission on May 15, 2003):

        (1) The Global Trust:   {1}
        (2) The GMAM Trust:     {1}
        (3) GMIMCo:             {1}


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
(c)     Number of shares as to which such person has:

        (i)     Sole power to vote or to direct the vote {2}

                (1)     The Global Trust:     0
                (2)     The GMAM Trust:       0
                (3)     GMIMCo:               1,424,474

        (ii)    Shared power to vote or to direct the vote    -0-

        (iii)   Sole power to dispose or to direct the disposition of    {2}

                (1)     The Global Trust:     0
                (2)     The GMAM Trust:       0
                (3)     GMIMCo:               1,424,474

        (iv)    Shared power to dispose or to direct the disposition of     -0-

{1} Each of the Global Trust and the GMAM Trust is a pension trust formed pursuant to the laws of the of the State of New York for the benefit of certain employee benefit plans of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. These shares may be deemed to be owned beneficially by GMIMCo, a wholly-owned subsidiary of GM. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its subsidiaries and unrelated employers, and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as investment manager with respect to these shares and in that capacity it has the sole power to direct JPMorgan Chase Bank, as Trustee for the GMAM Trust, and State Street Bank and Trust Company, as Trustee for the Global Trust (together, the "Trustees"), as to the voting and disposition of these shares. Because of the Trustees' limited role, beneficial ownership of the shares by the Trustees is disclaimed.

{2} Each of the Global Trust and the GMAM Trust invests in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Common Stock and/or other securities of the Issuer in addition to those referred to in this Statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by the Global Trust or the GMAM Trust are made by the Trustees or unrelated investment managers who, in so acting, act independently of the Reporting Persons (although the appointment of the Trustees and the investment managers is subject to the authorization of GMIMCo). The Reporting Persons do not have or share voting power or investment power over any Additional


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
        Securities which might be held by the Global Trust or the GMAM Trust. No information regarding any such holdings by the Global Trust or the GMAM Trust is contained in this Statement.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.












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
ITEM 10 CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.














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
                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 29, 2003




                           State Street Bank and Trust Company, as trustee for GENERAL MOTORS EMPLOYES GLOBAL GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)

                           By: /s/ Michael Connors
                               ------------------------------------------------
                               Name: Michael Connors
                               Title: Vice President



                           JPMorgan Chase Bank, as trustee for
                           GMAM GROUP PENSION TRUST II
                           (as directed by General Motors Investment Management Corporation)

                           By: /s/ John F. Weeda
                               ------------------------------------------------
                               Name: John F. Weeda
                               Title: Vice President



                           GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

                           By: /s/ Thomas E. Dobrowski
                               ------------------------------------------------
                               Name: Thomas E. Dobrowski
                               Title: Managing Director



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